FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule
13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 TO 3 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS ANNOUNCES A $ 1,000,000 PRIVATE PLACEMENT OF ORDINARY SHARES AND A CHANGE IN BOARD COMPOSITION

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: July 9, 2008

BOS ANNOUNCES A $ 1,000,000 PRIVATE PLACEMENT OF ORDINARY SHARES AND A CHANGE IN BOARD COMPOSITION

RISHON LEZION, Israel, July 9, 2008 (BUSINESSWIRE) B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC) a leading provider of comprehensive Mobile and RFID solutions for the Enterprise and for Supply Chain Solutions, announced today that it has entered into a definitive private placement agreement with three foreign investors. The agreement is for the issuance of an aggregate of 740,740 Ordinary Shares (equal to 6% of the outstanding shares of the Company following the investment) at a price per share of $1.35, or $1,000,000 in total. In addition, the Company issued to the investors warrants reflecting a 50% warrant coverage, exercisable for two years from their date of issuance to purchase ordinary shares at a purchase price of $1.60 per ordinary share.

When issued, the Ordinary Shares will not be registered under the Securities Act of 1933 and may not be subsequently offered or sold by the investors without registration or an applicable exemption from the registration requirements. BOS has agreed to grant the investors certain incidental registration rights, to cover the resale of the Ordinary Shares from this transaction, subject to certain terms and conditions.

In addition, at the request of the investors, the Company announced that Mr. Guillaume Binder has been appointed to its Board of Directors and he will replace Mr. Amir Ohad, who has voluntarily resigned as a director of the Company, in order to retain the current Board size.

Mr. Binder is a certified Attorney at Law and holds a Masters of Law from Paris University, as well as a Certificate of specialization in Corporate Law and in Tax Law. Mr. Binder is also a graduate of the highest accounting study (DECS). Mr. Binder brings with him a diversified business experience with seed and start up companies as well as fund raising and M & A transactions.

Shmuel Koren, BOS’ President and CEO said, “We are very pleased with this new investment, which will strengthen our balance sheet as we continue to implement our strategy of becoming a leading global provider of Mobile & RFID solutions.”

Mr. Edouard Cukierman, the Chairman of the Board of Directors added: “We welcome Mr. Binder to our Board of Directors and are confident that the Company will benefit from his contribution. We also wish to thank Mr. Ohad for his service at the Company’s Board.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of:

(a)	Hardware Devices – A Mobile and RFID Infrastructure with an Automatic identification and data collection equipment based on RFID and barcode technology; and

(b)	Middleware – A variety of proprietary Servers intended to receive data from Hardware, process and transform to the Software Applications.

(c)	Software Applications – A PointAct application platform for implementation of various business organizational processes;

(ii)	Supply Chain Solutions, reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

Israeli Investor Relations - please contact
Kwan Communications
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

U.S. Investor Relations - please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt
+ 1 +646-284-9472
lwolf-creutzfeldt@hfgcg.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.